# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Horizon Aircraft Ltd., CIK 0001930021
CUSIP: 64550A107
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3187 HIGHWAY 35, LINDSAY, Ontario Canada (A6), K9V 4R1
Date of event which requires filing of this statement: 02/26/2025
Filed by CIK 0001321269
Persons authorized to receive notices and communications: Dustin Shindo, 4348 Waialae Ave., #632, Honolulu, Hawaii (HI), 96816, 206-923-9234

## Reporting persons
- Dustin Shindo (CIK 0001321269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,874,168; shared voting power 1,242,125; sole dispositive power 1,874,168; shared dispositive power 1,242,125; aggregate amount beneficially owned 3,116,293 (9.8% of the class)
  Comment: (1) The figures in Rows 7, 9, and 11 include 565,375 Class A ordinary shares issuable upon the exercise of private placement warrants to purchase 565,375 Class A ordinary shares at an exercise price of $11.50 per share that are exercisable within 60 days of February 28, 2025.
  
  (2) The percentage in Row 13 is calculated based on 31,230,914 Class A ordinary shares issued and outstanding, as disclosed in the Issuer's registration statement on Form S-3, filed by the Issuer with the Securities and Exchange Commission on February 14, 2025.
- Mehana Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,242,125; sole dispositive power 0; shared dispositive power 1,242,125; aggregate amount beneficially owned 1,242,125 (4% of the class)
  Comment: (1) The percentage in Row 13 is calculated based on 31,230,914 Class A ordinary shares issued and outstanding, as disclosed in the Issuer's registration statement on Form S-3, filed by the Issuer with the Securities and Exchange Commission on February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: New Horizon Aircraft Ltd.
Address of issuer's principal executive offices: 3187 HIGHWAY 35, LINDSAY, Ontario Canada (A6), K9V 4R1
Comment: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Dustin Shindo and Mehana Capital LLC (the "Reporting Persons") on January 22, 2024 (the "Original Schedule 13D") and Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on September 25, 2024 ("Amendment No. 1," together with the Original Schedule 13D, the "Schedule 13D"), regarding the Class A Ordinary Shares of the Issuer. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment No. 2 are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days:
Except as disclosed below, the Reporting Persons have not effected any transactions in the Issuer's Class A Ordinary Shares in the past 60 days.

On February 12, 2025, Mr. Shindo sold 11,200 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.59 per share. On February 13, 2025, Mr. Shindo sold 14,825 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.58 per share. On February 14, 2025, Mr. Shindo sold 5,170 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.59 per share. On February 18, 2025, Mr. Shindo sold 3,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.54 per share. On February 19, 2025, Mr. Shindo sold 34,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.52 per share. On February 20, 2025, Mr. Shindo sold 75,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.50 per share. On February 24, 2025, Mr. Shindo sold 8,000 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.51 per share. On February 25, 2025, Mr. Shindo sold 12,075 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.47 per share. On February 26, 2025, Mr. Shindo sold 65,500 Class A Ordinary Shares on the Nasdaq Capital Market at a weighted average price of $0.49 per share.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Class A Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Based on the Reporting Persons' review of the Issuer's registration statement on Form S-3, filed by the Issuer with the SEC on February 14, 2025, Mehana Capital LLC ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares no later than February 14, 2025, due to increases in the outstanding Class A Ordinary Shares.

## Signatures
- Dustin Shindo: /s/ Dustin Shindo, Dustin Shindo (02/28/2025)
- Mehana Capital LLC: /s/ Dustin Shindo, Dustin Shindo/Manager (02/28/2025)